Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

BLAZE ENERGY CORP.

The undersigned, being the sole Director of Blaze Energy Corp., a corporation existing under the laws of the State of Delaware, pursuant to Section 242 and pursuant to the Orders of the United States Bankruptcy Court for the Northern District of Texas, in Case No. 394-33642-RCM-11, does hereby certify and declare as follows:

1.

The amendment to the Certificate of Incorporation of Blaze Energy Corp. set forth below was approved unanimously by the Board of Directors of the Corporation effective as of May 17, 2007.

2.

The capital structure of the Company shall be reduced to no greater than the 150,000 common shares issued and outstanding from the Company's authorized shares under its Articles of Incorporation (120 for 1/reverse split) at the time of the Company's emergence from the Chapter 11 Plan approved by the Bankruptcy Court. This was not done immediately and shares were issued subsequent thereto. The reverse needs to be forthwith finished and the appropriate adjustment to the post-Plan shares to be implemented by the Company's transfer agent to recognize the holdings of these post-Plan shareholders par passi (share for share) with their current holdings. The Board of Directors are authorized to amend the Articles of Incorporation under the Plan without the need for shareholder approval as in said Bankruptcy Order.

3.

Shareholder approval is not required by virtue of the Orders of the Bankruptcy Court filed in Case No. 394-33642-RCM-11 and Incorporated hereby by reference as though fully set out and the Bankruptcy Court having the requisite authority and jurisdiction.

4.

The Amendment to the certificate of Incorporation set forth below was also approved by majority consent of the shareholders of the Corporation.

5.

The Corporation is authorized to issue 60.000,000 shares of capital stock, of which 50,000,000 shares are common stock, $0.01 par value per share, of which 17,625,000 shares of Aztec Utah Common Stock are issued and outstanding, and 10,000,000 shares are Preferred Stock, $0.01 par value per share, of which no shares are issued and outstanding as of the date of execution of the above-referenced shareholders’ consents. Fifteen Million (15.000,00) shares were represented by the Consent.

6.

Of the 17,625,000 shares outstanding, 15.000,000 of the outstanding shares of the Corporation's Common Stock voted in favor of the Amendment to the Certificate of Incorporation set forth below.

The provision to the Certificate of Incorporation entitled "Fourth" Is hereby amended in its entirety to read as follows:

FOURTH. The aggregate number of shares of capital stock that the Corporation will have authority to issue is five hundred five million (505,000,000), of which five hundred million (500,000,000) will be shares of common stock, having a par value of $0.001 per share (the "Common Stock"), and five million (5,000,000) will be shares of preferred stock, having a par value of $0.001 per share (the "Preferred Stock").

Preferred Stock may be issued in one or more series as may be determined from time to time by the Board of Directors. All shares of any one series of Preferred Stock will be identical except as to the date of issue and the dates from which dividends on shares of the series issued on different dates will cumulate, if cumulative. Authority is hereby expressly granted to the Board of Directors to authorize the issuance of one or more series of Preferred Stock, and to fix by resolution or resolutions providing for the issue of each such series the voting powers, designations, preferences, and relative, participating, optional, redemption, conversion, exchange or other special rights, qualifications, limitations or restrictions of such series, and the number of shares in each series, to the full extent now or hereafter permitted by law.

Reverse Stock Split. Effective as of June 26.2007, (the “Effective Date”), each share of the Corporation's common stock issued and outstanding immediately prior to the Effective Date (the “Pre-Split Common Stock") shall automatically and without any action on the part of the holder thereof be reclassified as and changed (the “Reverse Common Stock Split") into 120th of one share of common stock, a par value of $0.001 per share (the “Post-Split Common Stock"). Each holder of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Pre-Split Common Stock (the "Pre-Split Certificates", whether one or more) shall be entitled to receive upon surrender of such Pre-Split Certificates to the Corporation's Secretary for cancellation, a certificate or certificates (the "Post-Split Certificates", whether one or more) representing the number of whole shares of Post-Split Common Stock into which and for which the shares of Pre-Split Common Stock formerly represented by such Pre-Split Certificates so surrendered, are classified pursuant to the terms hereof. From and after the Effective Date, Pre-Spilt Certificates shall represent only the right to receive Post-Split Certificates pursuant to the provisions hereof. If more than one Pre-Split Certificate shall be surrendered at one time for the account of the same stockholder, the number of full shares of Post-Split Common Stock for which the Post-Split Certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the Pre-Split Certificates so surrendered. If any Post-Spilt Certificate is to be issued in a name other than that in which the Pre-Split Certificate surrendered for exchange are issued, the Pre-Split Certificates so surrendered shall be properly endorsed and otherwise in proper form for transfer, and the person or persons requesting such exchange shall affix any requisite stock transfer tax stamps to the Pre-Split Certificates surrendered, or provide funds for their purchase, or establish to the satisfaction of the Corporation's Secretary that such taxes are not payable. From and after the Effective Date the amount of capital represented by the shares of Post-Split Common Stock into which and for which the shares of the Pre-Split Common Stock are reclassified pursuant to the terms hereof shall be the same as the amount of capital represented by the shares of Pre-Split Common Stock so reclassified, until thereafter reduced or increased in accordance with applicable law. The record date for the Reverse Stock Split shall be June 25, 2007.

IN WITNESS WHEREOF, we have signed this Certificate of Amendment this 17th day of May, 2007.

BLAZE ENERGY CORP.

/s/ Sherman Hawkes

Sherman Hawkes, as Chairman, President, Secretary and Sole Director

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